CUSIP No. 600 37B 106	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

MILLENNIUM BANKSHARES CORPORATION
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

600 37B 106
(CUSIP Number)

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312) 832-4549
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.12%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 600 37B 106	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.12%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 600 37B 106	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. W. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.12%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Paulini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 19,458
BENEFICIALLY OWNED	8	SHARED VOTING POWER 4,716
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 19,458
PERSON WITH:	10	SHARED DISPOSITIVE POWER 4,716

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.27%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 600 37B 106	Page 6 of 12 Pages

Item 1.      Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (“Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2.      Identity and Background

        (a)        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”), (iii) David M. W. Harvey, the managing member of the General Partner and (iv) Joseph Paulini ((i), (ii), (iii) and (iv) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors and Mr. Paulini. Of the 24,174 shares of Stock held by Mr. Paulini, 19,458 are held in Mr. Paulini’s IRA account and 4,716 are held jointly with his wife. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of August 17, 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)        The residence or business address of each of the Filing Persons other than Mr. Paulini is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509

        The residence or business address of Mr. Paulini is:

8203 Westwood Mews Court Vienna, Virginia 22182

        (c)        Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons other than Mr. Paulini conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509. Mr. Paulini is the president of Express Greeting Cards, LLC, a greeting card company and that is his principal occupation. The address of Express Greeting Cards, LLC is 8321 Old Courthouse Road, Vienna, Virginia 22182.

CUSIP No. 600 37B 106	Page 7 of 12 Pages

        (d) and (e)        During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)        Investors and the General Partner are organized under the laws of the state of Nevada. Mr. Harvey and Mr. Paulini are citizens of the U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration

        In aggregate the Filing Persons own 469,374 shares of Stock acquired at a cost of $4,078,356.

        The amount of funds expended by Investors to acquire the 545,200 shares of Stock held in its name is $3,957,486. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.

        The amount of funds expended by Mr. Paulini to acquire the 24,174 shares of Stock held in his name is $120,870. No borrowed funds were used to purchase such Stock. The source of the funds used by Mr. Paulini to purchase such Stock was personal funds.

        All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.      Purpose of Transaction

        The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

CUSIP No. 600 37B 106	Page 8 of 12 Pages

        In a previous filing, the Filing Persons expressed concerns regarding the value of the Company’s Stock and the actions they believed the Company should take in order to maximize such value.

        As a result of such concerns, in a letter dated February 27, 2006, a copy of which is attached as Exhibit B hereto, Mr. Harvey, on behalf of himself and the other Filing Persons, nominated four persons for election to the Board of Directors of the Company in connection with the 2006 Annual Meeting.

        On August 4, 2006, the Company, the Filing Persons and Charles Dean entered into an agreement, a copy of which is attached as Exhibit C hereto (the “Settlement Agreement”).

        The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time (subject to any restrictions contained in the Settlement Agreement) purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.      Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 8,908,166 reported as the number of outstanding shares as of July 24, 2006 on the Company’s Form 10-Q for the period ended June 30, 2006.

        The Filing Persons’ transactions in the Stock within the past 60 days are as follows:

(A)	Investors

(a)-(b)	See cover page.

(c)	Investors has made no purchases or sales of Stock in the past 60 days:

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.

CUSIP No. 600 37B 106	Page 9 of 12 Pages
(B)	General Partner

(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.

(C)	Mr. David M. W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

(D)	Mr. Joseph Paulini

(a)-(b)	See cover page.

(c)	Mr. Paulini has made no purchases or sales of Stock in the past 60 days.

(d)	Of the 24,174 shares of Stock held by Mr. Paulini, 4,716 are held jointly with his wife with whom Mr. Paulini shares voting and investment power.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, Mr. Harvey, Mr. Paulini or Mr. Dean has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 600 37B 106	Page 10 of 12 Pages

Item 7.      Material to be Filed as Exhibits

Exhibit Description
A	Joint Filing Agreement.
B	Letter from David M.W. Harvey to Company dated February 27, 2006.
C	Agreement dated August 4, 2006, between the Company, Hot Creek Capital, L.L.C., Hot Creek Investors L.P., David M.W. Harvey, Joseph Paulini and Charles Dean.

CUSIP No. 600 37B 106	Page 11 of 12 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2006

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey
/s/ Joseph Paulini
Joseph Paulini

CUSIP No. 600 37B 106	Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:  August 17, 2006

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey
/s/ Joseph Paulini
Joseph Paulini

EXHIBIT B

February 27, 2006

CERTIFIED MAIL RETURN RECEIPT
REQUESTED AND OVERNIGHT DELIVERY

Mr. Carroll C. Markley
President and Chief Executive Officer
Millennium Bankshares Corporation
1601 Washington Plaza
Reston, Virginia 20190

Re:	Notification of Nomination of Four Directors

Dear Mr. Markley:

        This letter constitutes notification by me, David M.W. Harvey, in my capacity as the managing member of Hot Creek Capital, L.L.C., the sole general partner of Hot Creek Investors, L.P. (“Investors”) to nominate on behalf of Investors four persons for election as directors of Millennium Bankshares Corporation (the “Company”) at the 2006 Annual Meeting of Shareholders of the Company. This notification is being provided to you pursuant to Section 1 of Article II of the Company’s Bylaws. Investors is the owner of 545,200 shares of the Company’s common stock, par value $5.00 per share (the “Common Stock”). By the fact of the submission of this notification of nomination, it is my understanding the Company is now obligated under the federal securities laws to obtain pre-approval by the United States Securities and Exchange Commission of its proxy materials.

        I, on behalf of Investors, hereby notify the Company pursuant to Section 1 of Article II of the Company’s Bylaws that I, on behalf of Investors, nominate myself, Mr. David Harvey, Mr. Randall Kinoshita, Mr. Joseph Paulini and Mr. Charles Dean for election to the Board of Directors of the Company at the 2006

Annual Meeting of Shareholders of the Company. Enclosed is the written consent of each proposed nominee to be named on my proxy statement and to serve as a director of the Company if elected.

        Set forth below is certain information, including that required by Section 1 of Article II of the Company’s Bylaws. The information set forth below responds fully to all of the requirements of Section 1 of such Article II.

(i)	As to each proposed nominee:

A.	Name and Address

Name	Address
David M.W. Harvey	6900 S. McCarran Boulevard, Suite 3040
x	Reno, Nevada 89509
Randall Kinoshita	6628 Ashton Circle
Parks, Nevada 89346
Joseph Paulini	8203 Westwood Mews Court
Vienna, Virginia 22182
Charles Dean	37376 US Hwy 19 North
Palm Harbor, Florida 34684
B.	Principal Occupation or Employment

David M.W. Harvey: Investment Management

Randall Kinoshita: Investment Management

Joseph Paulini President of Express Greeting Cards, LLC

Charles Dean Bank Investor

C.	Number of Shares to be Voted for each Proposed Nominee

        To my knowledge, the total number of shares of the Common Stock to be voted for each of the proposed nominees is 570,374. Of such 570,374, a total of 545,200 are owned by Investors, 24,174 are owned by Mr. Paulini, and 1,000 are owned by Mr. Dean.

(ii)	As to the Nominating Shareholder:

A.	Name and Record Address

Hot Creek Investors, L.P. 6900 S. McCarran Boulevard, Suite 3040 Reno, Nevada 89509

B.	Number of Shares Owned

Investors owns 545,200 shares of Common Stock.

Very truly yours, __________________________ David M.W. Harvey

CONSENT OF PROPOSED NOMINEE

        I, David M.W. Harvey, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ David M.W. Harvey

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Randall Kinoshita, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Randall Kinoshita

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Joseph Paulini, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Joseph Paulini

Dated: February 28, 2006

CONSENT OF PROPOSED NOMINEE

        I, Charles Dean, hereby consent to be named in the proxy statement of Hot Creek Investors, L.P. to be used in connection with its solicitation of proxies from the shareholders of Millennium Bankshares Corporation for use in voting at the 2006 Annual Meeting of Shareholders of Millennium Bankshares Corporation and I hereby consent and agree to serve a director of Millennium Bankshares Corporation if elected at such Annual Meeting.

_________________________ Charles Dean

Dated: February 28, 2006

EXHIBIT C

AGREEMENT

        THIS AGREEMENT (this “Agreement”) dated as of August 4, 2006, is by and among MILLENNIUM BANKSHARES CORPORATION, a Virginia corporation (the “Company”), HOT CREEK CAPITAL, L.L.C., a Nevada limited liability company (“HCC”), HOT CREEK INVESTORS L.P., a Nevada limited partnership (“Investors”), DAVID M.W. HARVEY, an individual resident of the State of Nevada (“Harvey”), JOSEPH PAULINI, an individual resident of the Commonwealth of Virginia (“Paulini”), and CHARLES DEAN, an individual resident of the State of Florida (“Dean”) (HCC, Investors, Harvey, Paulini and Dean are referred to herein collectively as the “Group” and individually as a “Group Member”).

RECITALS

        A.     The Group owns, in the aggregate, 570,374 shares of common stock, par value $5.00 per share, of the Company, representing approximately 6.5% of the Company’s outstanding shares of common stock (the “Shares”).

        B.     The Group has indicated an intent to propose its own slate of directors for the 2006 Annual Meeting of Shareholders of the Company.

        C.     The Company and the Group have agreed that it is in their mutual interests to enter into this Agreement as hereinafter described.

AGREEMENT

        In consideration of the foregoing and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledge, the Company and the Group hereby agree as follows:

    Section 1.      Board Composition and Nomination Procedures.

            (a)    Group Nominees for 2006 Meeting. The board of directors of the Company (the “Board”) will nominate Harvey and Paulini for election to the Board at the Company’s 2006 Annual Meeting of Shareholders, each for a three-year term expiring at the Company’s 2009 Annual Meeting of Shareholders. Harvey and Paulini will promptly complete and return to the Company the questionnaire or information request utilized by the Company in connection with the 2006 Annual Meeting of Shareholders. In the event that any Regulatory Authority (as defined below) objects to either Harvey or Paulini such that any one or both of them may not serve on the Board, Harvey will be entitled to nominate another person(s) in place of the person(s) to whom any such Regulatory Authority objected (as used herein, “Regulatory Authority” means the Securities and Exchange Commission, The NASDAQ Stock Market, Inc., the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency and/or any other governmental authority having jurisdiction over a party and its respective subsidiaries or affiliates, as applicable).

            (b)    Group Nominees for 2007 Meeting. The Board will nominate up to two persons proposed by Harvey for election to the Board at the Company’s 2007 Annual Meeting of Shareholders, each for a three-year term expiring at the Company’s 2010 Annual Meeting of Shareholders. Each such person so nominated must timely complete and return to the Company the questionnaire or information request utilized by the Company in connection with the 2007 Annual Meeting of Shareholders. In the event that any Regulatory Authority objects to either person so proposed such that one or both of them may not serve on the Board, Harvey will be entitled to nominate another person(s) in place of the person(s) to whom such Regulatory Authority objected.

            (c)    Successor Directors. In the event that, during the three year term of their service on the Board, Harvey or Paulini or any other individual serving as a director pursuant to Section 1(b) (or any of their respective successors pursuant to this Section 1(c)) resigns, dies or becomes disabled and, as a result, no longer serves on the Board, then, in such event, the Board will only consider individuals to fill such vacancy that have been proposed by HCC and, subject to the right and obligation of the Board to appoint the individual to fill such vacancy, the Board will not unreasonably withhold its approval of any individual proposed by HCC to fill such vacancy; provided such individual otherwise satisfies the qualifications for service on the Board and no Regulatory Authority objects to such person so proposed such that such person may not serve on the Board. HCC will be entitled to propose another person(s) in place of the person(s) to whom the Board reasonably objects or to whom a Regulatory Authority objects.

            (d)    Committee Appointments. The Board will appoint Harvey (or his successor pursuant to Section 1(c)) to the Executive Committee of the Board and appoint either Paulini or Harvey (or his successor pursuant to Section 1(c)) to the Nominating and Governance Committee of the Board and each person will so serve on such Committee for so long as he is a director.

            (e)    Required Approvals. To the extent required under applicable law, the Group and each Group Member will, upon execution of this Agreement, promptly take any and all actions necessary to obtain any required approval or non-objection of any Regulatory Authority under the Bank Holding Company Act of 1956, as amended, the federal Change in Bank Control Act and any other law applicable to this Agreement and the actions contemplated hereby. The Company will provide such information as may reasonably be requested by the Group or any Group Member in order for the Group or the Group Member, as the case may be, to fulfill its or his obligations as described in this Section 1(e).

            (f)    Re-Elections and Resignations. The parties acknowledge and understand that:

                (1)     Susan B. Gregg, a class A director (as such term is used in the Company’s bylaws), has determined not to stand for re-election to the Board when her term expires at the Company’s 2006 Annual Meeting of Shareholders.

                (2)     Michael L. Colen, a class A director (as such term is used in the Company’s bylaws), has determined not to stand for re-election to the Board when his term expires at the Company’s 2006 Annual Meeting of Shareholders.

                (3)     L. James D’Agostino, a class B director (as such term is used in the Company’s bylaws), has tendered his resignation from the Board, which such resignation will be effective upon completion of the Company’s 2006 Annual Meeting of Shareholders.

                (4)     As a result of the matters described above in this Section 1(f) and elsewhere in this Section 1, a vacancy will have been created on the eleven member Board. As soon as practicable after the Company’s 2006 Annual Meeting of Shareholders, the by-laws of the Company will be amended to reduce the number of directors on the Board to ten.

            (g)    Board Size and Classification. The parties understand that, under the Company’s by-laws and applicable law, the number of directors in each class must be as nearly equal as possible and that, to that end, the parties acknowledge and agree as follows:

                (1)     (i) there will be four class A directors, (ii) such directors will be elected, as provided in the Company’s bylaws, at the Company’s 2006 Annual Meeting of Shareholders for three-year terms expiring at the Company’s 2009 Annual Meeting of Shareholders, and (iii) the four persons who will be nominated by the Board for election as class A directors at the Company’s 2006 Annual Meeting of Shareholders will be Harvey, Paulini, Carroll C. Markley and William P. Haggerty.

                (2)     (i) there will be three class B directors, and (ii) such class B directors will consist of the current class B directors, Arthur J. Novick, Robert T. Smoot and Douglas K. Turner.

                (3)     (i) there will be three class C directors, and (ii) such class C directors will consist of the current class C directors, Grayson P. Haynes, Stewart R. Little and David B. Morey.

            (h)    Maximum Board Size and Meeting Dates. Without the consent of a majority of the directors then serving on the Board who are serving as a director pursuant to Section 1(a) or Section 1(b) (or their respective successors pursuant to Section 1(c)), the Board will not, until after the adjournment of the Company’s 2010 Annual Meeting of Shareholders, increase the size of the Board to more than ten members or delay any Annual Meeting of Shareholders.

            (i)    Chairman. After the Company’s 2006 Annual Meeting of Shareholders, the Board will determine who from the members of the Board will be elected the Chairman of the Board. The parties agree that the Chairman of the Board will not be an officer of the Company or Millennium Bank, National Association (the “Bank”); provided that nothing in this Section 1(i) or elsewhere in this Agreement will adversely affect (or otherwise be deemed to modify or amend) Carroll C. Markley’s rights under any employment or consulting agreement between Mr. Markley and the Bank and/or the Company.

    Section 2.      Covenants of Group.

            (a)    Withdrawal of Nominations. Harvey, HCC and Investors hereby withdraw the nominations of Harvey, Paulini, Dean and Randall Kinoshita as directors for election at the 2006 Annual Meeting of Shareholders of the Company and agree not to serve in any such capacities if nominated by any person or entity other than the Board as provided in Section 1(a).

            (b)    Negative Covenants. From the date of this Agreement through the Expiration Date (as defined below), the Group and each Group Member covenant and agree not to, and will cause each of their affiliates (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) not to, directly or indirectly, alone or in concert with any other affiliate, group or other person:

                (1)     unless approved or recommended by the Board, effect, commence, propose, or participate in, or in any way assist any Person (as defined below) to effect, commence, propose or participate in, any acquisition of record or beneficial ownership of any securities in or assets of the Company, any tender or exchange offer, merger, purchase of assets, recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company (for purposes of this Agreement, “beneficial ownership” will be determined as provided in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and “Person” includes an individual, group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust, an unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding, voting or disposing of the equity securities of the Company);

                (2)     make, “participate” in or assist any “solicitation” of “proxies” (as such terms are used and defined in the regulations under the Exchange Act), including without limitation, the solicitation of any consents to vote or withholding of votes of equity securities of the Company;

                (3)     form, participate in or in any manner assist in the formation or continuation of a “group” (as defined for purposes of Section 13(d) of the Exchange Act) (other than the “Group” identified herein provided it complies with this Agreement) with respect to acquiring, holding, voting or disposing of any equity securities of the Company;

                (4)     act, alone or in concert with others, to seek to control, or to influence the management, Board or any committee thereof, or policies of the Company, except as provided for herein or otherwise in the capacity of a Group Member as a member of the Board;

                (5)     seek to call, or request the call of, a special meeting of the shareholders of the Company, or induce or assist or request any other shareholder to seek the calling of a special shareholders meeting, except in the capacity of a Group Member as a member of the Board;

                (6)     make any shareholder proposal in respect of the Company, regardless of whether such proposal is made for inclusion in the Company’s proxy materials, is made at or in respect of any shareholders meeting or is made in connection with any attempt to solicit shareholder consents; or induce or assist any other shareholder in doing the same; or solicit shareholders with respect to approval or disapproval of any proposal, whether submitted by any shareholder or shareholders or by the Company itself, for action by the shareholders of the Company;

                (7)     except as provided in Section 1(a) and Section 1(b), nominate or propose any person or persons as a director of the Company or of any of its subsidiaries, or induce or assist or request any other shareholder to do the same;

                (8)     take any action, alone or in concert with others, to instigate, or to encourage, facilitate, incite, or seek to cause others to instigate, legal proceedings against the Company or any of its officers, directors, employees, affiliates or associates, which such proceedings challenge the enforceability of this Agreement;

                (9)     take or attempt to take any action, directly or indirectly, alone or in concert with others, to circumvent the obligations of the Group or any Group Member set forth herein;

                (10)     seek, initiate, promote, recommend, induce, encourage or support any Person to undertake or attempt to undertake any of the actions or activities which the Group or each Group Member is not permitted to engage in under this Section 2(b);

                (11)     request the Company, including Board or management, to amend or waive any of the foregoing restrictions.

            (c)    Affirmative Covenants. From the date of this Agreement through the Expiration Date, the Group and each Group Member covenant and agree to take all such action as are necessary or appropriate to assure that the Shares will:

                (1)     be represented in person or by proxy at all shareholder meetings of the Company so as to be counted toward a quorum for the transaction of business;

                (2)     be voted for the election of the director nominees proposed by the Board;

and

                (3)     be voted on all other matters in the same proportions as the other outstanding shares of common stock of the Company are voted.

    Section 3.       Representations and Warranties of Group Members. Each of the Group Members hereby represents and warrants to the Company as follows:

            (a)    Authority. The Group and the Group Members have full power and authority to enter into and perform their respective obligations under this Agreement, and the execution and delivery of this Agreement by HCC and Investors has been duly authorized in the manner required by their organizational documents. This Agreement constitutes a valid and binding obligation of the Group and the Group Members, and the performance of its terms does not and will not constitute a violation of any limited partnership agreement, limited liability company operating agreement, bylaws or any agreement or instrument to which the Group or any Group Member is a party.

            (b)    Other Persons. There are no other Persons who, by reason of their personal, business, professional or other arrangement with the Group or any Group Member, whether written or oral and whether existing as of the date hereof or in the future, have agreed, explicitly or implicitly, to take any action on behalf of or in lieu of the Group or any Group Member that would otherwise be prohibited by this Agreement if such action were taken by the Group or a Group Member.

            (c)    Other Arrangements. Except for this Agreement, there are no arrangements, agreements or understandings concerning the subject matter of this Agreement between the Group (and/or any Group Member) and the Company. Neither the Group nor any Group Member has any knowledge of any plans or intentions of any other Person(s) to nominate or propose any individual(s) as a director of the Company or to make, participate in, or assist any solicitation of proxies with respect to any meeting of shareholders of the Company.

    Section 4.       Representations and Warranties of Company. The Company hereby represents and warrants to the Group that the Company has full power and authority to enter into and perform its obligations under this Agreement and that the execution and delivery of this Agreement by the Company has been duly authorized by the Board. This Agreement constitutes a valid and binding obligation of the Company and the performance of its terms will not constitute a violation of the Company’s articles of incorporation, by-laws or any agreement or instrument to which it is a party.

    Section 5.       Term. This Agreement will be effective upon the execution of this Agreement by all parties thereto as of the date set forth above and will remain in effect through the adjournment of the Company’s 2007 Annual Meeting of Shareholders (the “Expiration Date”).

    Section 6.       Specific Performance. The parties acknowledge and agree that money damages would not be a sufficient remedy for any breach of any of the provisions of this Agreement and that, in addition to any other available remedies, a party will be entitled to obtain equitable relief, including injunction and specific performance, in the event of any breach of any such provisions by any other party, without necessity of proving actual damages or posting any bond or indemnity.

    Section 7.       Public Announcements. Except as may be required by law, no public announcement regarding this Agreement or the actions contemplated hereby may be made by any party or their respective representatives or affiliates without the prior written agreement of the Company and HCC. Each party to this Agreement will make available to the Company and HCC the text of any press release or filing with the Securities and Exchange Commission that such party proposes to issue or make. No party hereto will make any disparaging or unfavorable comments regarding any of the other parties hereto and each party hereto will support all the nominees described in Section 1(a) and Section 1(b).

    Section 8.       Notices. All notices, consents, waivers and other communications under this Agreement must be in writing (which includes telecopier communication) and will be deemed to have been duly given if delivered by hand or by nationally recognized overnight delivery service (receipt requested), mailed by registered or certified U.S. mail (return receipt requested) postage prepaid or telecopied if confirmed immediately thereafter by also mailing a copy of any notice, request or other communication by U.S. mail as provided in this Section 8, as follows: if to the Group, to David M.W. Harvey, Managing Member, Hot Creek Capital, L.L.C., 6900 S. McCarran Boulevard, No. 3040, Reno, Nevada 89509 (telephone: (775) 823-5233, facsimile: (___) ___-____), with a copy to Phillip Goldberg, Esq., Foley & Lardner, LLP, 321 North Clark Street, Suite 2800, Chicago, Illinois 60616, (telephone: (312) 832-4549, facsimile: (312) 832-4700), and if to the Company, to Carroll C. Markley, President and Chief Executive Officer, 1601 Washington Plaza, Reston, Virginia 20190, (telephone: (703) 464-0100, facsimile: (703) 464-7973), with a copy to Tom W. Zook, Esq., Lewis, Rice & Fingersh, L.C., 500 North Broadway, Suite 2000, St. Louis, Missouri 63102 (telephone: (314) 444-7671, facsimile: (314) 6127671), or to such other person or place as any party furnishes to the other parties hereto. Except as otherwise provided herein, all such notices, consents, waivers and other communications will be effective: (a) if delivered by hand, when delivered; (b) if mailed in the manner provided in this Section 8, five business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided in this Section 8.

    Section 9.       Survival. The warranties, representations and covenants of the Company and the Group and each Group Member contained in or made pursuant to this Agreement will survive the execution and delivery of this Agreement.

    Section 10.       Assignment; Successors and Assigns. This Agreement may not be assigned without the written consent of all of the parties hereto. The terms and conditions of this Agreement will inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

    Section 11.       Governing Law; Jurisdiction. This Agreement will be governed by the laws of the Commonwealth of Virginia. Each party irrevocably: (a) submits to the jurisdiction of any Virginia or federal court sitting in Fairfax County, Virginia with respect to matters arising out of or relating to this Agreement; (b) agrees that all claims with respect to any such matters will be brought, heard and determined in such Virginia or federal courts; (c) waives, to the fullest possible extent, the defense of an inconvenient forum; (d) consents to service of process upon it by mailing or delivering such service to its address specified in Section 8 or to such other address or person as it may have designated in writing as contemplated by Section 8; (e) agrees that a final judgment in any such action or proceeding will be conclusive and binding and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law; and (f) to the extent that it or its properties have or hereafter may acquire immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), waives such immunity in respect of its obligations under this Agreement.

    Section 12.       Waiver of Jury Trial. Each party to this Agreement hereby waives its respective right to a jury trial of any permitted claim or cause of action arising out of this Agreement or any dealings between any of the parties hereto relating to the subject matter of this Agreement. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate the subject mater of this Agreement, including contract claims, tort claims, and all other common law and statutory claims. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver will apply to any subsequent amendments, supplements or other modifications to this Agreement.

    Section 13.       Construction. When a reference is made in this Agreement to Sections or paragraphs, such reference shall be to an a Section or paragraph of this Agreement unless otherwise indicated. The titles, captions or headings of the Sections herein are for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

    Section 14.       Amendments and Waivers. This Agreement may only be amended with the written consent of each of the parties hereto.

    Section 15.       Enforceability; Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party in any material respect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

    Section 16.       Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement must be in writing and will be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, will be cumulative and not alternative.

    Section 17.       Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements relating to the subject matter hereof existing between the parties hereto are expressly canceled.

    Section 18.       Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one instrument. Any signature page delivered pursuant to this Agreement via facsimile will be binding to the same extent as an original signature. Any party who delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

[Signature pages appear on page 10.]

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the undersigned and duly authorized officers or representatives of the undersigned as of the day and year first above written.

MILLENNIUM BANKSHARES	HOT CREEK INVESTORS, L.P.
CORPORATION
By: Hot Creek Capital, L.L.C., its General Partner

By: /s/ Carroll C. Markley	By: /s/ David M.W. Harvey
Carroll C. Markley	David M.W. Harvey
Chairman, President and	Managing Member
Chief Executive Officer
HOT CREEK CAPITAL, L.L.C.
By: /s/ David M.W. Harvey
David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
DAVID M. W. HARVEY
/s/ Joseph Paulini
JOSEPH PAULINI
/s/ Charles Dean
CHARLES DEAN